

Brewing Company

FORM C-AR

facilitated by



Overview: From C-AR

NAME : Lucky Goat Brewing, LLC

LEGAL STATUS

   FORM: Limited Liability Corporation
   JURISDICTION: MA
   DATE OF ORGANIZATION: 9/3/2019

PHYSICAL ADDRESS: 379 Main Street, Wareham, MA, 02571

WEBSITE: https://www.luckygoatbrewing.com/

CURRENT NUMBER OF EMPLOYEES: 3

Financial Statements Line Item	Most Recent Fiscal Year End – December 31, 2020	Prior Fiscal Year End – December 21, 2019
Total Assets	$0	$0
Cash	$0	$0
Accounts Receivable	$0	$0
Short-term debt	$0	$0
Long-term debt	$0	$0
Revenues	$0	$0
Costs of Good Sold	$0	$0
Taxes Paid	$0	$0
Net Loss	$0	$0

Lucky Goat Brewing

FORM C-AR ANNUAL REPORT

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Lucky Goat Brewing, LLC
State of Organization	Massachusetts
Date of Formation	9/3/19
Entity Type	LLC
Street Address	379 Main Street, Wareham, MA, 02571
Website Address	https://www.luckygoatbrewing.com/

(B) Directors and Officers of the Company

Key Person 1	Aaron Perry	
Positions with the Company Title Duration	Co-Founder, Head Brewer 2019 - Present	
Business experience (last three years)	Self-employed	
Principal occupation (last three years)	Self-employed Brewer	
Has this person been employed by anyone else in the last three years?	No	
Other employer information (if any)	N/A	N/A

Key Person 2	Caitlin Hurd	
Positions with the Company Title Duration	Co-Founder 2019 - Present	
Business experience (last three years)	Digital Marketing Manager	
Principal occupation (last three years)	Digital Marketing Manager at Eve's Addiction	
Has this person been employed by anyone else in the last three years?	No	
Other employer information (if any)	N/A	N/A

Key Person 2	Kendall Peabody	
Positions with the Company Title Duration	Co-Founder 2019 - Present	
Business experience (last three years)	Self-Employed CPA	
Principal occupation (last three years)	Public Accountant	
Has this person been employed by anyone else in the last three years?	No	
Other employer information (if any)	N/A	N/A

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Aaron Perry	33%
Caitlin Hurd	33%
Kendall Peabody	33%

(D) The Company's Business and Business Plan

Lucky Goat Brewing LLC is seeking to become the first brewery in Wareham, MA. Our goal is to create a place where individuals will be able to come, relax with their friends and families, and enjoy a well-made brew using local ingredients.
A majority of Lucky Goat Brewing sales will come straight from the taproom, which concurrently provides the best experience for the drinkers, the fastest cash turnover, and the highest profit percentage. Customers will also have the option to purchase canned beer to take home. Cans and kegs will also be sold to various sold bars.
Our main goal is to provide a unique range of great beers that will satisfy a range of customers. These include classic "beers made to style" for those beer connoisseurs, hoppy IPAs for those hop heads, and a selection of experimental beers for those that wish to explore the limits of beer itself.

INDUSTRY HIGHLIGHTS
Craft beer is a $27.6 billion market.
Craft beer is the fastest growing segment of the beer market.
The tap-room model has been proven to have high margins.

THE MARKET
In the last few years the craft beer industry has gone through some radical changes which has not only caused massive growth, but has changed the very landscape of the market. While this growth has caused some to fear an over-saturation, this notion itself is being countered by the increased number of craft beer drinkers entering the market. This is mainly the result of the culture clearing the industry's two main hurdles: Cost and taste.
The customers as a whole have shown that they are willing to pay more for better quality. This is true not only for beer, but for the food industry as well. No longer do college student go straight for the cheapest option; in many cases the first beer they try is craft. In addition, while in the past craft beer's "interesting flavors" would drive people off, now it's one of the biggest draws. Customer will make plans to seek out these flavors, in many cases planning their day around it, and then posting about the experience on social media.
The biggest shift, however, is how people have come to view breweries themselves. In the beer industry, (as well as in the food, art, crafts, and pretty much every industry), individuals have shown a bigger interest in enjoying local flavor. It something a community takes pride in. While this mentality has begun to hurt the regional craft breweries brands such as Samual Adams, this has helped in the rise of small "mom and pop" breweries. These smaller breweries themselves have now become the "watering holes" for many communities. Parents will often bring their children and pets to meet up with other families on weekends and eat from local food trucks. Community event will happen at these breweries and the brewery itself helps support the community through various charity work. All of this has given the small, local breweries an advantage over not only the regional breweries, but also the macro breweries such as Anheuser-Busch InBev. While some hold-out customers may not leave their trusty Bud Light behind for a far-away regional brand, a local brew with a local story may just have a shot.

OUR COMPETITORS
As of November 1st, 2019, there are currently no direct competitors for Lucky Goat Brewery LLC. From a brewery standpoint, the closest competitor is over 20 minute drive away while the next one is over a half hour. And while Cape Cod has experienced rapid growth, the area of Wareham itself, often called the "Gateway to the Cape," and the surrounding towns, have have yet to be tapped. As noted above, Wareham itself has little in the ways of craft beer bars. These bars themselves have expressed interest in having more local beer on tap and would be interested clients.

(E) Number of Employees

The Company currently has 3 employees.

(F) Risks of Investing

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN   INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	5.7%**
Payment Deadline	12 / 31 / 2026
Maximum Payment Multiple	
- Early Investors***	1.5 x
- All Other Investors	1.35 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

*** To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.5x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.35x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Aaron Perry	33.3%
Caitlin Hurd	33.3%
Kendall Peabody	33.3%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(H) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Thomas Frizelle	$24,000		2/1/2019	12k due on February 1st, remainder due in 1k monthly installments
Owners/Family	$109,632.81	None	None	

(I) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(J) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(K) Our Compliance with Reporting Obligations

This is the first required filing for ongoing reporting.